SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Chicopee Bancorp, Inc.

(Name of Issuer)

Common Stock (No Par Value)

(Title of Class of Securities)

168565109

(CUSIP NUMBER)

Clover Partners, L.P. 100 Crescent Court, Suite 575 Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

June 29, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box    ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 168565109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 486,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 486,006
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 168565109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,006
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 168565109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clover Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,006
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 168565109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael C. Mewhinney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,006
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock (no par value) (the “Common Stock”) of Chicopee Bancorp, Inc., a Massachusetts corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by the GP through the account of the Fund. The Fund may direct the vote and disposition of the 486,006 shares of Common Stock it holds directly. The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 486,006 shares of Common Stock held by the Fund. Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 486,006 shares of Common Stock held by the Fund. As the manager of Clover, Mewhinney may direct the vote and disposition of the 486,006 shares of Common Stock held by the Fund.

Item 1.	Security and Issuer

Securities acquired: Common Stock (the “Common Stock”).

Issuer:	Chicopee Bancorp, Inc.
70 Center Street
Chicopee, MA 01013

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by the Fund, the GP, Clover and Mr. Mewhinney. Because Mr. Mewhinney is the manager of Clover, which is the general partner of the GP (with Mr. Mewhinney, the Fund and Clover hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Common Stock held by the Fund. The Reporting Persons (as hereinafter defined) are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c) The principal occupation of Mr. Mewhinney is serving as the managing member of Clover. The principal business of Clover is acting as the general partner of the GP. The principal business of the GP is investment management. The principal business of the Fund is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Fund, the GP and Clover are organized under the laws of the State of Texas. Mr. Mewhinney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of June 29, 2012, the Fund had invested $6,548,066 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was the working capital of the Fund.

Item 4.	Purpose of the Transaction

The Fund (collectively with Mr. Mewhinney, the GP and Clover, the “Reporting Persons”) purchased the Common Stock for investment purposes.

Consistent with their investment purpose, the Reporting Persons expect to engage in communications with one or more officers, members of the board of directors (the “Board”), representatives, shareholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer that may result in the Reporting Persons proposing one or more ideas that, if effectuated, may result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on such communications, and subject to the conditions below, the Reporting Persons may make additional purchases or may sell or transfer Common Stock beneficially owned by them from time to time in public transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The Reporting Persons beneficially own 486,006 shares of Common Stock, which represents 8.7% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of June 29, 2012 as set forth in this Schedule 13D, by (ii) the 5,588,224, shares of Common Stock outstanding as of May 7, 2012, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2012.

The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 486,006 shares of Common Stock and the power to dispose of the 486,006 shares of Common Stock held in the Fund. Clover, in its capacity as general partner of the GP and Mr. Mewhinney, as the managing member of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

The filing of this Schedule 13D shall not be construed as admission that the GP, Clover, or Mr. Mewhinney is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 486,006 shares of Common Stock owned by the Fund. Pursuant to Rule 13d-4, the GP, Clover, or Mr. Mewhinney disclaim all such beneficial ownership.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2012

MHC Mutual Conversion Fund, L.P.

By:	Clover Partners, L.P.

	By:	Clover Investments, L.L.C., general partner

		By:	/s/ Michael Mewhinney
		Name:	Michael Mewhinney
		Title:	Manager

Clover Partners, L.P.

By:	Clover Investments, L.L.C., general partner

	By:	/s/ Michael Mewhinney
	Name:	Michael Mewhinney
	Title:	Manager

Clover Investments, L.L.C.

By:	/s/ Michael Mewhinney
Name:	Michael Mewhinney
Title:	Manager

/s/ Michael C. Mewhinney
Michael C. Mewhinney